VOSB Acquisition Corp I

6461 N 100 E

Ossian, IN 46777

June 28, 2022

United States Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

Re: VOSB Acquisition Corp I

Registration Statement on Form 10-12G

Filed May 5, 2022

File No. 000-56436

Dear

The Company is in receipt of the Commission’s letter dated June 1, 2022. The Company has amended its filing on Form 10-12G in response to the comments of the staff of the Division of Corporation Finance of Real Estate & Construction (the “Staff”) contained in the letter. We have included a narrative response herein keyed to the comments set forth in the Staff’s comment letter.

Registration Statement on Form 10-12G

General

1.

Please disclose prominently in the Business section that you are a shell company and add risk factor disclosure highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. In this regard, we note your brief reference on page 8 to your shell company status. Additionally, please disclose that you are a "blank check" company under paragraph (a)(2) of Rule 419 of the Securities Act. Please revise to provide similar disclosure regarding your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities.

RESPONSE: We have amended our filing accordingly

Item 5. Directors and Executive Officers, page 15

2.

Please clearly disclose all companies, including blank check companies, with which Mr. Kistler has been associated as an officer or director during the past five years, including, for example only, Freedom Holdings Inc. Describe the business of New Opportunity Business Solutions, Inc. or state, if true, that it is also a blank check company. In addition, please clearly identify Mr. Kistler as a promoter. See Item 401(g) of Regulation S-K. Given Mr. Kistler's other affiliations, please discuss any potential conflicts of interest.

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RESPONSE: With respect to identifying Mr. Kistler as a promoter, 17 CFR § 230.405 defines a promoter as “Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer.” It goes on to state that a Founder or Organizer falls within that definition, but also permits the use of the words Founder or Organizer instead of promotor. As such, we have simply identified Mr. Kistler as the Founder of VOSB.

Should the staff have any additional comments they contact counsel for the Company Mr. Jeff Turner, Esq., at 801-810-4465

Very Truly Yours,

VOSB Acquisition Corp I

By:	/s/ Brian Kistler
Brian Kistler, CEO

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